UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 2)

INCOME OPPORTUNITY REALTY INVESTORS, INC.

(Name of the Issuer)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

452926108

(CUSIP Number of Securities)

Erik L. Johnson, President and Chief Executive Officer

Transcontinental Realty Investors, Inc.

1603 LBJ Freeway, Suite 800

Dallas, Texas 75234

Telephone: (469) 522-4200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Steven C. Metzger, Esq.

Metzger Law PLLC

4709 W. Lovers Lane, Suite 200

Dallas, Texas 75209-3178

Telephone: 214-740-5030

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: □

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THEIR TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 2 to this Schedule 13E-3 (this “Amendment”) amends portions of an original Schedule 13E-3 filed December 27, 2024, as amended by Amendment No. 1 thereto, by Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI” or “Offeror”) with respect to TCI’s offer to purchase up to 100,000 shares of the outstanding shares of Common Stock, par value $0.01 per Share (“each a “Share” and collectively the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOR”) at a purchase price of $18 per share, net to the seller in cash, without interest (the “Offer Price”) and less any taxes required to be held upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 16, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of TCI to reflect and to correct errors and add supplemental information. Pursuant to General Instruction J to Schedule 13E-3, the information previously disclosed in the original Schedule 13E-3 and Amendment No. 1 thereto (the “Amended Schedule 13E-3)” is incorporated by reference to this Amendment. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13E-3 as amended by this Amendment, remains unchanged and is incorporated herein by reference. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to

ITEMS 1 THROUGH 15.

The Offer to Purchase and Items 1 through 15 of the Schedule 13E-3, to the extent such items incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented by the paragraphs set forth below.

ITEM 13. FINANCIAL STATEMENTS.

In addition to the information set forth under this Item 13 in the original Statement on Schedule 13E-3, incorporation by reference is made herein to the following informational reports of IOR filed with the SEC:

•	Audited financial statements together with a report of the independent registered public accounting firm for the year ended December 31, 2023 and financial statements as at December 31, 2023 and 2022 contained in IOR’s Form 10-K Annual Report for the fiscal year ended December 31, 2023 filed with the SEC on March 21, 2024.

•	Unaudited financial statements of IOR for the three months and nine months ended September 30, 2024 contained in IOR’s Form 10-Q Quarterly Report for the quarter ended September 30, 2024 as filed with the SEC on November 7, 2024.

The following summary financial statement disclosures have been extracted from the information referenced above.

SUMMARY FINANCIAL INFORMATION

(dollars in thousands, except shares and par Value Amounts)

BALANCE SHEET	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$14	$71
Interest receivable from related parties	164	293
Receivable from related parties	109,493	106,541
Total current assets	109,671	106,905
Non-current assets
Notes receivable from related parties	11,146	11,173
Total assets	$120,817	$118,078
Liabilities and Equity Liabilities: Account payable	$3	$—
Shareholders’ equity Common stock, $0.01 par value, 10,000,000 shares authorized; 4,173,675 shares issued, 4,066178 and 4,100,497 shares outstanding at September 30, 2024 and December 31, 2023, respectively.	42	42
Treasury stock at cost, 107,497 shares at September 30, 2024 and 62,961 shares at December 31, 2023, respectively.	(1,749)	(947)
Additional paid-in capital	61,955	61,955
Retained earnings	60,566	57,028
Total shareholders’ equity	$120,817	118,078
Total liabilities and equity	$120,817	$118,078

STATEMENTS OF OPERATIONS	Nine Months Ended September 30, 2024	December 31, 2023
Revenues:
Other Income	$—	$—
General and administrative	230	490
Advisory fee to related party	76	970
Total operating expenses	306	1,460
Net operating loss	(306)	(1,460)
Interest income from related parties	4,785	10,070
Income tax provision	(941)	(1,609)
Net income	$3,539	$7,001
Earnings per share – basic and diluted	$0.87	$1.68

The calculated net book value per Share based upon the respective net Stockholder’s Equity and shares then outstanding at December 31, 2023 was $28.72 per share and at September 30, 2024 was $29.71 per share.

Item 16 Exhibits

The following exhibits are filed herewith or incorporated by reference as indicated:

Exhibit

Designation

Document Description

107

Calculation of Filing Fee*

____________________

*Filed herewith

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: January 23, 2025

TRANSCONTINENTAL REALTY INVESTORS, INC.

By:	/s/ Erik L. Johnson
President and Chief Executive Officer